FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: February, 2008

Commission File Number: 001-32272

LMS MEDICAL SYSTEMS INC./SYSTEMES

MEDICAUX LMS INC.

(Registrant’s name)

5252 De Maisonneuve Boulevard Quest, Ste 314, Montreal Quebec H4A 3S5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2008

LMS MEDICAL SYSTEMS INC./SYSTEMES MEDICAUX LMS INC.
By:	/s/ Yves Grou
Yves Grou Chief Financial Officer

Exhibits
Exhibit 1	Press Release dated February 12, 2008 issued by LMS Medical Systems Inc./ Systemes Medicaux LMS Inc.
Exhibit 2	Third Quarter Interim Consolidated Financial Statements and Management’s Discussion and Analysis of LMS Medical Systems Inc./ Systemes Medicaux LMS Inc.